UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - May 2016

Mumbai, June 1, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for May 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2015	MAY 2016	MAY 2015	MAY 2016	MAY 2015	MAY 2016
Micro	NANO	1278	884	1365	856	45	50
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	7073	4557	7751	6931	70	45
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	60	0	32	43
UV1	SUMO	906	392	886	454	6	71
UV2	SAFARI, SUMO GRANDE, MOVUS	426	179	999	333	11	9
UV3	ARIA, XENON	1	0	29	0	0	0
V1	VENTURE	76	44	48	43	0	0
V2	ACE MAGIC, MAGIC IRIS	1476	378	1770	839	10	0
N1- A1	ACE, ACE EX, ACE Zip	7790	8747	6681	6634	1928	1140
N1- A2	Super ACE, TATA207, XENON, Winger DV	2352	3503	1460	3011	627	727
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	10	256	94	86	0	2
M2- A2	Winger 14 seats, SFC407, CityRide	495	366	312	340	28	83
N2- A1	SFC407, LPT407	789	443	1286	1263	92	54
N2- A2	SFC709, LPT709	817	209	267	246	114	60
N2- A3	LPT9109	480	231	368	289	49	117
N2- A4	LPT1109	357	178	917	899	69	61
M3- A2	LP709, SFC410, LP410	973	1552	1022	1295	204	180
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	613	729	770	537	82	74
M3- C2	LPO1512, LPO1612, Starbus, Divo	622	478	623	757	251	323
N3- A1	LPT1613, LPK1616, SK1613	3515	3755	1510	2150	615	789
N3- B1(a)	LPT2518, LPK2518	3158	3318	2598	3215	198	121
N3- B1(b)	LPT3118	3356	4215	2685	2938	0	370
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	145	309	186	17
N3-B2(d)	LPS4018, LPS4023	1471	2528	1076	2193	58	89
N3- B2(e)	LPS4928	142	774	96	25	3	3

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	228	208	168	133	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.